Selway Capital Acquisition Corporation
74 Grand Avenue
2nd Floor
Englewood, NJ 07631

November 1, 2011
VIA EDGAR
Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Selway Capital Acquisition Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-170006 (the “Registration Statement”)

Dear Mr. Mancuso:

On October 27, 2011, the Company and Aegis Capital Corp., on behalf of itself and as representative of the underwriters of the offering, requested acceleration of the effective date and time of the Registration Statement to Monday, October 31, 2011, at 4:00 p.m., or as soon thereafter as practicable.  The Company and Aegis Capital Corp., on behalf of itself and as representative of the underwriters of the offering, hereby withdraws such request until further notice.

Very truly yours,

SELWAY CAPITAL ACQUISITION CORPORATION

By:	/s/ Yaron Eitan
Name:	Yaron Eitan
Title:	Chief Executive Officer

AEGIS CAPITAL CORP.

By:	/s/ Kevin McKenna
Name:	Kevin McKenna
Title:	Chief Compliance Officer